  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 26, 2018

Eldorado Gold Reports 2018 Second Quarter Financial and Operating Results

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the second quarter ended June 30, 2018.

Highlights from the Quarter and Subsequent Period1

■
Gold production of 99,105 ounces, including 3,134 ounces of pre-commercial production from Lamaque

■
Full year production guidance increased to 330,000-340,000 ounces of gold from 290,000-330,000 ounces of gold due to expected higher production at Kisladag

■
Key permitting milestones achieved, including confirmation that construction of a mill at Kisladag could proceed under the existing Environmental Impact Assessment (EIA) and receipt of the mining concession at Tocantinzinho

■
Cash generated from operating activities was $36.7 million; cash generated from operating activities before changes in non-cash working capital was $23.5 million

■
The Company held $429.8 million in cash, cash equivalents and term deposits, and had $250.0 million in undrawn lines of credit at the end of the quarter

■
Gold revenues from continuing operations of $121.3 million on sales of 94,224 ounces of gold at an average realized gold price of $1,287 per ounce

■
Loss attributable to shareholders was $24.4 million ($0.03 per share) primarily due to several significant non-cash charges that are further described in the review of quarterly results below

■
Adjusted net earnings of ($1.8) million ($0.00 per share)

■
Cash operating costs averaged $587 per ounce, all-in sustaining cash costs averaged $934 per ounce

“This was an excellent quarter for us.  Production was strong, driven by better-than-expected ounces from the heap leach pad at Kisladag,” said George Burns, Eldorado’s President and Chief Executive Officer. “We achieved lower costs at Olympias, reflecting mill and filter press optimizations.  With production and costs continuing to trend positively, we have increased full-year guidance to 330,000-340,000 ounces of gold at $580-$630 per ounce.  Development continues ahead of schedule at Lamaque and we are on track to complete the feasibility study for a mill at Kisladag in the third quarter of this year.”

1 Throughout this press release we use cash operating cost per ounce, all-in sustaining cash cost per ounce, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see our MD&A for an explanation and discussion of these non-IFRS measures. All dollar amounts in US$, unless stated otherwise.

“Our cash position remains solid and in light of the positive performance in the first half of 2018, we continue to refine our views on capital and potential funding requirements to meet the medium to long-term needs of the organization and re-establish annual production of 600,000 ounces per year by 2021.”

Summarized Quarterly Financial Results

	3 months ended June 30,		6 months ended June 30,
	2018	2017	2018	2017
Revenues	153.2	82.7	285.1	194.6
Gold revenues1	121.3	72.2	236.8	162.7
Gold sold (ounces)	94,224	57,206	180,811	131,274
Average realized gold price ($/ounce)	1,287	1,262	1,310	1,240
Cash operating costs – gold mines ($/ounce)	587	484	579	474
Total cash costs – gold mines ($/ounce)	610	502	604	492
All-in sustaining cash cost – gold mines ($/ounce)	934	846	887	826
Gross profit from gold mining operations	30.1	28.1	64.8	65.1
Cash flow from operating activities 2	23.5	16.9	61.5	45.1
Adjusted net earnings	(1.8)	6.3	12.4	16.7
Net profit/(loss) 3, 4, 5	(24.4)	11.2	(15.7)	15.0
Earnings per share – basic ($/share) 3	(0.03)	0.02	(0.02)	0.02
Earnings per share – diluted ($/share) 3	(0.03)	0.02	(0.02)	0.02
(1)
Including market to market price adjustments on provisional sales
(2)
Before changes in non-cash working capital
(3)
Attributable to shareholders of the Company
(4)
2017 net profit is from continued operations
(5)
Including significant non-cash charges, as outlined below

Review of Quarterly Financial Results

Gold sales of 94,224 ounces during the quarter were significantly higher year over year mainly due to higher production and sales at Kisladag and Efemcukuru as well as the first year of commercial gold sales at Olympias. Metal sales revenues were $153.2 million compared to $82.7 million in the second quarter of 2017, driven by higher sales volumes along with higher average realized gold price of $1,287 per ounce compared with $1,262 per ounce for the second quarter of 2017.

Higher gold revenues were offset by higher production costs and depreciation, depletion and amortization (“DDA”) expense resulting in gross profit from gold mining operations remaining relatively flat year over year. Production costs were $46.4 million higher, primarily driven by $26.5 million in non-cash charges related to the leach pad inventory draw-down at Kisladag. Additional quarterly non-cash charges are expected as the Kisladag leach pad inventory draw-down continues. DDA costs were $18.0 million higher due to the start-up of Olympias as well as an increase at Kisladag due to leach pad draw-down and lower reserves. General and administrative expenses increased $2.5 million year over year due to reorganization costs. Mine standby costs of $4.3 million were recorded in the second quarter of 2018 related to Kisladag, Vila Nova, Perama Hill and Skouries (2017: $1.3 million).

In the second quarter, the weakening Turkish and Brazilian currencies in relation to the US dollar had a negative impact on deferred income tax expenses. Total income tax expense for the quarter was $21.6 million, including a $19.1 million non-cash charge related to unrealized losses on deferred tax assets resulting from these adverse currency movements. Currency volatility will continue to affect our quarterly income tax expense.

As a result, loss attributable to shareholders of the Company for this quarter was $24.4 million, (or $0.03 per share), compared to a profit of $11.2 million, (or $0.02 per share) in the second quarter of 2017. Adjusted net earnings for the quarter were ($1.8) million (or $0.00 per share) as compared to adjusted net earnings of $6.3 million ($0.01 per share) for the second quarter of 2017 (see page 14 of Management’s Discussion and Analysis for the quarter for a reconciliation of profit to adjusted earnings).

Cash flow from operating activities before changes in non-cash working capital was $23.5 million, an increase year over year from $16.9 million in the second quarter of 2017.

Review of Quarterly Operational Results

Gold production for the quarter was up 56% year on year (99,105 ounces versus 63,692 ounces in Q2 2017) due to the increase in production at Kisladag, Efemcukuru and Olympias. Kisladag saw increased production due to improved leach kinetics and placement of ore in early 2018 on an inter-lift liner, which shortened the time that gold bearing solution took to return to the ADR Plant.

Since start-up of the Kisladag operation in 2006 approximately 145 million tonnes of material has been placed on the leach pad, at an average grade of 1.01 g/t. Production from leach operation has totaled approximately 2.88 million ounces of gold and the remaining book inventory is 61,100 ounces of gold. This leaves approximately 1.77 million ounces of contained gold in the pad. Historically this gold has been deemed not recoverable based on past metallurgical test work. However, we have progressed efforts to profitably extract a small portion of this contained gold. Based on the results of those efforts to date, the Kisladag production guidance for 2018-2020 is being increased by 40,000-45,000 ounces.

The efforts to increase production beyond the leach pad inventory included contract sonic drilling of the pad, which began at the end of 2017. We have subsequently purchased a sonic drill and have commenced injecting cyanide into the sonic drill holes. We have also commenced re-grading and re-leaching of side slopes, which have shown promising early results. Additionally, recent metallurgical test work has indicated that gold recovery is increased in core samples that are over one year old, which suggests higher ultimate recovery on the pad could be possible assuming that solution chemistry can be maintained at a sustainable level. The Company will continue to study this over the remainder of the year and implement methods to extract additional gold from the leach pad, but there can be no assurance that these recovery alternatives will result in increased gold recovery from the pad beyond the Company’s revised guidance.

Olympias production was higher than the second quarter of 2017 as the asset is now in commercial production. Operating costs for Olympias have decreased compared to the first quarter of 2018 due to continued optimization of the mill and tailings filter presses, which are now fully operational.

Consolidated operating costs in the quarter were higher year on year due to increased costs on a per ounce basis at Kisladag.

For further information on the Company’s operating results please see the Management’s Discussion and Analysis for the quarter available at www.eldoradogold.com.

Permitting and Development Updates

Work at Lamaque progressed well over the quarter with underground development slightly ahead of plan, at 2,100 metres. Tonnage and grade of material mined to-date from Triangle is as expected and results from toll milling are reconciling well with the ore reserve block model. Activities at the Sigma mill are also progressing on schedule and include refurbishment and replacement of tanks and refurbishment of the main mill motors.

During the quarter the Company received notice from the Turkish Ministry of Environment and urbanization (“MoE”), that the proposed mill construction at the Kisladag site is permissible under the existing Kisladag EIA, approved by the MoE in 2014. The feasibility study for a mill at Kisladag is expected to be completed in the third quarter of this year, with a final investment decision by Eldorado’s Board of Directors expected shortly thereafter.

Also during the quarter, the Company received the mining concession for the Tocantinzinho project from the federal branch of the Brazilian Ministry of Mines. The project is currently undergoing a value engineering exercise to improve capital costs and the economics of the project. Eldorado’s Board of Directors will assess next steps for the project after completion of this work.

Eldorado continues to engage the Greek government in discussions concerning the outstanding permits required to advance the Skouries project.  However, the Company is unable to provide guidance as to when the permits may be issued.  The Company is evaluating its legal options in this regard.

The Company remains committed to developing its Kassandra assets, including Skouries, in accordance with its contractual and other legal obligations, which Greek court rulings have consistently supported. Eldorado’s compliance with its legal obligations was also confirmed by the recent positive arbitration decision in April 2018, which found that the Company was not in breach of the provisions of its Transfer Contract with the Greek State.

Skouries remains a compelling project, providing additional long-term growth, but requires collaborative government dialogue and a clear line of sight to free cash flow in order for us to allocate further capital for development.

2018 Revised Outlook
As a result of gold production in the second quarter exceeding internal plans, Eldorado is forecasting increased annual gold production, including pre-commercial ounces from Lamaque, of 330,000-340,000 ounces of gold, up from previous guidance of 290,000-330,000 ounces. The increase is primarily due to improved production forecast at Kisladag. Cash costs are expected to remain within the same range as previously guided: $580 - $630 per ounce.

Eldorado Gold	Revised Guidance		Previous Guidance
	Production (oz)	Cash Cost ($/oz)	Production (oz)	Cash Cost ($/oz)
2018	330,000 – 340,000	580 – 630 (unchanged)	290,000 – 330,000	580 – 630

The Company is increasing its 2018 guidance for Kisladag to 140,000-150,000 ounces at a cash cost of $700-$800 per ounce (including approximately $350 per ounce of non-cash costs). The Company is maintaining its production guidance for Kisladag for 2019 at 40,000-50,000 ounces, but revising the cash costs down to $900-$1,000 per ounce (including approximately $300 per ounce of non-cash costs). Kisladag production in 2020 is now forecast to be 20,000-25,000 ounces at a cash cost of $600-$700 per ounce.

Cash costs at Kisladag have increased in 2018 and are expected to decrease in 2019 due to a change in allocation of inventory costs. The ongoing heap leach costs incurred beginning June 1, 2018 are being expensed rather than added to the book inventory cost. This change better aligns ongoing processing costs with current production from the leach pad.

At Skouries an additional scope of work for ongoing asset protection is required following the storm damage that was experienced over the course of the first half of this year. This work is expected to be completed at an additional estimated cost of $8 million, which will increase the total 2018 capital expenditure forecast at Skouries to $28 million.

Corporate

Senior Management Changes:

●
Phil Yee will join the Company as Executive Vice President and Chief Financial Officer in September 2018.
●
Lisa Ower will join the Company as Vice President of Human Resources on August 8, 2018.

Share Consolidation

Eldorado received shareholder approval at its 2018 Annual and Special Meeting held on June 21, 2018, to amend the Company’s articles to allow for the implementation of a share consolidation with a ratio of 5-for-1. The Board will review the merits of a share consolidation during the course of the next five months, taking into consideration the best interests of the Company, its trading price and the requirements of the New York Stock Exchange.

Dividend

As previously announced, the Company suspended cash payment of its semi-annual dividend payment effective the first quarter of 2018.

Conference Call and Webcast with Slides

A conference call to discuss the details of the Company’s 2018 Second Quarter Results will be held by senior management on July 27, 2018 at 8:30 AM PT (11:30 AM ET). The call will be webcast and will have an accompanying slide deck. The webcast and slides can be accessed at this link and from Eldorado’s website. Eldorado encourages investors to pre-register in advance of the conference call.

Conference Call Details		Replay (available until August 30, 2018)

Date:	Friday, July 27, 2018	Toronto: 416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free: 1 855 859 2056
Dial in:	647 427 7450	Pass code: 3773 417
Toll free:	1 888 231 8191

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.
Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production and recoveries of gold, projected all-in sustaining costs and cash operating costs, planned capital and exploration expenditures for 2018; our expectation as to our future financial and operating performance, including future cash flow, estimated all-in sustaining costs and cash operating costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules and proposed share consolidation.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

Eldorado Gold Corporation
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Note	June 30, 2018	December 31, 2017

		$	$
ASSETS
Current assets
Cash and cash equivalents		423,170	479,501
Term deposits		6,626	5,508
Restricted cash		301	310
Marketable securities		3,720	5,010
Accounts receivable and other		83,742	78,344
Inventories		147,866	168,844
		665,425	737,517
Restricted cash and other assets		19,542	22,902
Defined benefit pension plan		9,374	9,919
Property, plant and equipment		4,275,264	4,227,397
Goodwill	4	92,591	92,591
		5,062,196	5,090,326
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		91,340	110,541
Current portion of asset retirement obligation		1,232	3,489
		92,572	114,030
Debt	5	594,880	593,783
Other non-current liability		2,648	110
Defined benefit pension plan		11,909	13,599
Asset retirement obligations		97,072	96,195
Deferred income tax liabilities		556,135	549,127
		1,355,216	1,366,844
Equity
Share capital		3,007,924	3,007,924
Treasury stock		(10,104)	(11,056)
Contributed surplus		2,617,108	2,616,593
Accumulated other comprehensive loss		(21,859)	(21,350)
Deficit		(1,964,242)	(1,948,569)
Total equity attributable to shareholders of the Company		3,628,827	3,643,542
Attributable to non-controlling interests		78,153	79,940
		3,706,980	3,723,482
		5,062,196	5,090,326

Please see the Unaudited Condensed Consolidated Financial Statements dated June 30, 2018 for notes to the accounts.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Income Statements
(Expressed in thousands of U.S. dollars except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,

	Note	2018	2017	2018	2017
		$	$	$	$
Revenue
Metal sales	6	153,171	82,736	285,076	194,616

Cost of sales
Production costs		85,844	39,433	153,079	90,121
Depreciation and amortization		34,482	15,556	63,670	33,620
		120,326	54,989	216,749	123,741
Gross profit		32,845	27,747	68,327	70,875

Exploration expenses		6,849	7,124	10,997	12,371
Mine standby costs		4,304	1,301	7,010	2,332
Other operating items		-	1,525	-	3,658
General and administrative expenses		14,006	11,498	22,231	23,112
Defined benefit pension plan expense		1,047	782	2,130	1,612
Share based payments	8	2,844	1,990	4,162	7,118
Write-down of assets		4,483	2,177	8,507	3,231
Foreign exchange loss (gain)		2,266	(749)	3,408	(661)
Operating profit (loss)		(2,954)	2,099	9,882	18,102

Gain (loss) on disposal of assets		42	40	128	(267)
Gain on derivatives and other investments		1,406	743	2,194	778
Other income		2,175	2,211	5,272	4,560
Asset retirement obligation accretion		(509)	(523)	(1,019)	(1,047)
Interest and financing (costs) income		(2,691)	61	(6,255)	(1,050)

Profit (loss) from continuing operations before income tax		(2,531)	4,631	10,202	21,076
Income tax expense (recovery)		21,579	(2,693)	28,663	8,083
Profit (loss) from continuing operations		(24,110)	7,324	(18,461)	12,993
Profit (loss) from discontinued operations		-	203	-	(2,797)
Profit (loss) for the period		(24,110)	7,527	(18,461)	10,196

Attributable to:
Shareholders of the Company		(24,391)	11,215	(15,673)	15,049
Non-controlling interests		281	(3,688)	(2,788)	(4,853)
Profit (loss) for the period		(24,110)	7,527	(18,461)	10,196

Profit (loss) attributable to shareholders of the Company
Continuing operations		(24,391)	11,012	(15,673)	17,846
Discontinued operations		-	203	-	(2,797)
		(24,391)	11,215	(15,673)	15,049

Weighted average number of shares outstanding (thousands)
Basic		793,307	716,824	793,082	716,713
Diluted		793,307	717,479	793,082	717,380

Profit (loss) per share attributable to shareholders
of the Company:
Basic profit (loss) per share		(0.03)	0.02	(0.02)	0.02
Diluted profit (loss) per share		(0.03)	0.02	(0.02)	0.02

Profit (loss) per share attributable to shareholders
of the Company - continuing operations:
Basic profit (loss) per share		(0.03)	0.02	(0.02)	0.02
Diluted profit (loss) per share		(0.03)	0.02	(0.02)	0.02

Please see the Unaudited Condensed Consolidated Financial Statements dated June 30, 2018 for notes to the accounts.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2018	2017	2018	2017
	$	$	$	$

Profit (loss) for the period	(24,110)	7,527	(18,461)	10,196
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Change in fair value of investments in equity securities	(420)	(359)	(1,159)	(71)
Actuarial losses on defined benefit pension plans	641	226	650	331
	221	(133)	(509)	260
Items that may be reclassified subsequently to profit or loss:
Change in fair value of investments in equity securities	-	2,049	-	18,625
Income tax on change in fair value of investments in equity securities	-	(451)	-	(2,595)
	-	1,598	-	16,030
Total other comprehensive income (loss) for the period	221	1,465	(509)	16,290
Total comprehensive income (loss) for the period	(23,889)	8,992	(18,970)	26,486

Attributable to:
Shareholders of the Company	(24,170)	12,680	(16,182)	31,339
Non-controlling interests	281	(3,688)	(2,788)	(4,853)
	(23,889)	8,992	(18,970)	26,486

Please see the Unaudited Condensed Consolidated Financial Statements dated June 30, 2018 for notes to the accounts.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,

	Note	2018	2017	2018	2017
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period from continuing operations		(24,110)	7,324	(18,461)	12,993
Items not affecting cash:
Asset retirement obligation accretion		509	523	1,019	1,047
Depreciation and amortization		34,482	15,556	63,670	33,620
Unrealized foreign exchange loss (gain)		169	(304)	418	(378)
Deferred income tax expense (recovery)		9,407	(9,847)	7,008	(12,559)
(Gain) loss on disposal of assets		(42)	(40)	(128)	267
Write-down of assets		4,483	2,177	8,507	3,231
Gain on derivatives and other investments		(1,406)	(743)	(2,194)	(778)
Share based payments		2,844	1,990	4,162	7,118
Defined benefit pension plan expense		1,047	782	2,130	1,612
		27,383	17,418	66,131	46,173
Property reclamation payments		(1,592)	(496)	(2,399)	(1,087)
Severance payments		(2,250)	-	(2,250)	-
Changes in non-cash working capital	10	13,163	(44,835)	(1,892)	(22,226)
Net cash provided (used) by operating activities of continuing operations		36,704	(27,913)	59,590	22,860
Net cash provided (used) by operating activities of discontinued operations		-	203	-	(2,797)

Investing activities
Purchase of property, plant and equipment		(74,346)	(75,047)	(141,332)	(148,884)
Proceeds from the sale of property, plant and equipment		7,751	82	7,812	83
Proceeds on pre-commercial production sales		3,509	1,092	16,891	1,092
Value added taxes related to mineral property expenditures, net		(1,412)	(7,240)	4,802	16,345
Investment in term deposits		(1,102)	(37,513)	(1,118)	(263,479)
Increase in restricted cash		(26)	(9,720)	(868)	(9,724)
Net cash used by investing activities of continuing operations		(65,626)	(128,346)	(113,813)	(404,567)

Financing activities
Issuance of common shares for cash		-	32	-	586
Dividend paid to shareholders		-	-	-	(10,610)
Purchase of treasury stock		(2,108)	(3,252)	(2,108)	(5,301)
Net cash used by financing activities of continuing operations		(2,108)	(3,220)	(2,108)	(15,325)

Decrease in cash and cash equivalents		(31,030)	(159,276)	(56,331)	(399,829)
Cash and cash equivalents - beginning of period		454,200	642,618	479,501	883,171
Cash and cash equivalents - end of period		423,170	483,342	423,170	483,342

Please see the Unaudited Condensed Consolidated Financial Statements dated June 30, 2018 for notes to the accounts.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2018	2017	2018	2017
	$	$	$	$
Share capital
Balance beginning of period	3,007,924	2,819,821	3,007,924	2,819,101
Shares issued upon exercise of share options, for cash	-	32	-	586
Transfer of contributed surplus on exercise of options	-	10	-	176
Balance end of period	3,007,924	2,819,863	3,007,924	2,819,863

Treasury stock
Balance beginning of period	(11,056)	(8,000)	(11,056)	(7,794)
Purchase of treasury stock	(2,108)	(3,252)	(2,108)	(5,301)
Shares redeemed upon exercise of restricted share units	3,060	196	3,060	2,039
Balance end of period	(10,104)	(11,056)	(10,104)	(11,056)

Contributed surplus
Balance beginning of period	2,618,323	2,609,055	2,616,593	2,606,567
Share based payments	1,845	2,811	3,575	7,308
Shares redeemed upon exercise of restricted share units	(3,060)	(196)	(3,060)	(2,039)
Transfer to share capital on exercise of options	-	(10)	-	(176)
Balance end of period	2,617,108	2,611,660	2,617,108	2,611,660

Accumulated other comprehensive loss
Balance beginning of period	(22,080)	7,653	(21,350)	(7,172)
Other comprehensive income (loss) for the period	221	1,465	(509)	16,290
Balance end of period	(21,859)	9,118	(21,859)	9,118

Deficit
Balance beginning of period	(1,939,851)	(1,934,800)	(1,948,569)	(1,928,024)
Dividends paid	-	-	-	(10,610)
Profit (loss) attributable to shareholders of the Company	(24,391)	11,215	(15,673)	15,049
Balance end of period	(1,964,242)	(1,923,585)	(1,964,242)	(1,923,585)
Total equity attributable to shareholders of the Company	3,628,827	3,506,000	3,628,827	3,506,000

Non-controlling interests
Balance beginning of period	77,872	87,621	79,940	88,786
Loss attributable to non-controlling interests	281	(3,688)	(2,788)	(4,853)
Contributions fron non-controlling interest	-	-	1,001	-
Balance end of period	78,153	83,933	78,153	83,933

Total equity	3,706,980	3,589,933	3,706,980	3,589,933

Please see the Unaudited Condensed Consolidated Financial Statements dated June 30, 2018 for notes to the accounts.